

Sam Gilliam (b. 1933- d. 2022)

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Masterworks agreed to privately acquire the Painting directly from the previous owner, avoiding additional intermediary fees and offering the work to investors at an approximate 13% discount to our internal, pre-sourcing valuation.

INVESTMENT THESIS

Initial Offering Price

$1,665,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

36.1%

Sharpe Ratio (2003-2022)	watch video
Sam Gilliam	Speculative
All Art	0.55
S&P 500	0.56

58% Progress

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Sam Gilliam

(b. 1933)

Why we like this offering

1. The Painting is a large-scale example of Sam Gilliam's innovative abstract work from the late 1960s and early 1970s, which challenged the spatial confines of the picture plane.
2. The Painting belongs to a series of works sometimes referred to as "Slice" paintings, and is stretched on a custom-made stretcher with a beveled-edge, which projects outward from the wall, creating a sculptural quality. Gilliam created the first "Slice" paintings in 1967, and continued to make use of the beveled-edge stretcher throughout his career.
3. The Painting features swaths of yellow, blue, red, and pink, created through the artist's unique process, whereby he poured bright, sometimes fluorescent, colors of paint directly onto unprimed, unstretched canvases. Gilliam would then fold and crumple the still wet canvases to create luminous washes of color layered with glowing striations, drips, and pools of pigment.
4. Executed in 1970, the Painting was created two years before Sam Gilliam became the first African American artist to represent the United States at the 36th Venice Biennale, and during what Josef Helfenstein, the director of the Kunstmuseum in Basel and co-curator of Gilliam's 2018 solo exhibition, "The Music of Color," has deemed the artist's most "radical" and influential period.
5. Beveled-edge examples similar to the Painting have been featured prominently in important museum exhibitions, including the aforementioned exhibition "The Music of Color" and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States.
6. As of May 9, 2023, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam's top auction records. *Lady Day II* (1971), sold for $2,172,500 in November 2018. *Atmosphere* (1970), which was acquired by Masterworks 080, LLC sold for $1,850,000 in November 2021. *Ray II* (1970), sold for $1,865,000 in November 2022. The aforementioned sales represent the artist's current top three price records, respectively.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$810,707	6	$2,172,500


Average Prices
274K
205.5K
137K
68.5K
10 11 12 13 14 15 16 17 18 19 20 21


Turnover by Year
7.7M
5.8M
3.8M
1.9M
10 11 12 13 14 15 16 17 18 19 20 21


Lots Auctioned
Sold
Unsold
28
21
14
7
10 11 12 13 14 15 16 17 18 19 20 21

Initial Offering Price	**$1,665,000**
Offering Circular	sec.gov/edgar

Painting







About Sam Gilliam

Sam Gilliam (b. 1933, Tupelo MS) is a prominent artist of the Washington Color School based in Washington D.C. In the 1960s Gilliam shifted to abstraction and would hang unstretched canvases draped or folded which disrupted the convention of two-dimensional painting and became one of his major artistic innovations.

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SAM GILLIAM

b. 1933 – d. 2022, UNITED STATES

Acrylic on canvas | 111 × 111 in. (282 × 282 cm.)

Sam Gilliam was an influential abstract artist known for innovative techniques that challenged traditional, two-dimensional painting formats.



$1,665,000
INITIAL OFFERING

36.1%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

28.3%
ANNUAL GROWTH OF RECORD PRICE[2]

29.4%
MEDIAN REPEAT SALE PAIR APPRECIATION[3]

The Painting is a large-scale example of Sam Gilliam's innovative abstract work from the late 1960s and early 1970s, which challenged the spatial confines of the picture plane. The Painting belongs to a series of works sometimes referred to as "Slice" paintings, and is stretched on a custom-made stretcher with a beveled-edge, which projects outward from the wall, creating a sculptural quality. Gilliam created the first "Slice" paintings in 1967, and continued to make use of the beveled-edge stretcher throughout his career. The Painting features swaths of yellow, blue, red, and pink, created through the artist's unique process, whereby he poured bright, sometimes fluorescent, colors of paint directly onto unprimed, unstretched canvases. Gilliam would then fold and crumple the still wet canvases to create luminous washes of color layered with glowing striations, drips, and pools of pigment. Executed in 1970, the Painting was created two years before Sam Gilliam became the first African American artist to represent the United States at the 36th Venice Biennale, and during what Josef Helfenstein, the director of the Kunstmuseum in Basel and co-curator of Gilliam's 2018 solo exhibition, "The Music of Color," has deemed the artist's most "radical" and influential period. In the catalogue for the exhibition, Helfenstein noted that works created between 1967 and 1973 "stand out for their monumentality and forceful use of color." Beveled-edge examples similar to the Painting have been featured prominently in important museum exhibitions, including the aforementioned exhibition "The Music of Color" and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States. As of May 9, 2023, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam's top auction records, including: *Lady Day II* (1971), which sold for $2,172,500 at Christie's, New York on November 15, 2018, *Atmosphere* (1970), which was acquired by Masterworks 080, LLC sold for $1,850,000 at Sotheby's, New York, on November 18, 2021, and *Ray II* (1970), which sold for $1,865,000 at Sotheby's, New York on November 17, 2022. The aforementioned sales represent the artist's current top three price records, respectively. The Painting's year, execution, and format make it a commercial and desirable work by Sam Gilliam.

AS OF MAY 9, 2023, TOP AUCTION RECORDS FOR THE ARTIST'S WORK ARE LED BY *LADY DAY II* (1971), WHICH SOLD FOR $2,172,500 ON NOVEMBER 15, 2018 AT CHRISTIE'S, NEW YORK, *ATMOSPHERE* (1973), WHICH WAS ACQUIRED BY MASTERWORKS 080, LLC, SOLD FOR $1,850,000 ON NOVEMBER 18, 2021, AT SOTHEBY'S, NEW YORK, AND *RAY II* (1970), WHICH SOLD FOR $1,865,000 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 16, 2022.

During his lifetime, Sam Gilliam was the subject of numerous solo exhibitions at renowned institutions such as the Kennedy Center in Washington, D.C. and The Studio Museum in Harlem. A major solo show, "The Music of Color," was mounted at the Kunstmuseum Basel in 2018 and showcased the artist's groundbreaking draped canvases and beveled-edge works created between 1967 and 1973. Additionally, a solo show, titled "Sam Gilliam: Full Circle," opened at the Hirshhorn Museum and Sculpture Garden in Washington D.C. in May 2022 and ran through September 22, 2022. The artist's work is held in some of the most prestigious public institutions, including the Museum of Modern Art, the Whitney Museum of Art and the Metropolitan Museum of Art in New York, as well as the Tate Modern in London. As of December 31, 2010, the record for Sam Gilliam's work at auction stood at just $55,000. In the last five years, the growing appreciation of the artist's accomplishments has resulted in significant price increases for his work. As of May 9, 2023, top auction records for the artist's work are led by *Lady Day II* (1971), which sold for $2,172,500 on November 15, 2018 at Christie's, New York, *Atmosphere* (1973), which was acquired by Masterworks 080, LLC, sold for $1,850,000 on November 18, 2021, at Sotheby's, New York, and *Ray II* (1970), which sold for $1,865,000 at Sotheby's, New York, on November 16, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


$3.0M
$2.3M
$1.5M
$0.8M
2003
2004
2006
2007
2009
2010
2012
2013
2015
2016
2018
2019
2021
2022

Sam Gilliam (b. 1933, Tupelo, MS – d. 2022, Washington, D.C.) was an influential abstract artist closely aligned with the Washington Color School movement. Gilliam was born in Tupelo, Mississippi and raised in Louisville, Kentucky. He was admitted to the University of Louisville in 1951 where he earned a Bachelors of Arts in creative art in 1955. He then enrolled in the University's Master of Fine Arts program and graduated in 1961 after a pause from 1956 to 1958 while he served in the United States Army. When Gilliam moved to Washington, D.C. in 1962 he was introduced to the work of leading artists in the Washington Color School movement including Morris Lewis and Kenneth Noland. In the 1960s, the artist shifted his focus to abstraction and would hang unstretched canvases, either draped from the ceiling or folded on the wall, which disrupted the convention of two-dimensional painting and became one of his major artistic innovations. In 1967, Gilliam began to pour paint directly onto the canvas and fold the still wet surface to create richly pigmented patterns. Many of the artist's paintings were mounted onto custom stretchers with beveled-edges, which added a sculptural quality to the artworks. In 1972, Sam Gilliam became the first Black American artist selected to represent the United States at the Venice Biennale and was invited to exhibit again in 2017. By 1975, Gilliam had shown his work in some of the most influential American institutions of art, including the Museum of Modern Art in New York and The Phillips Collection in Washington, D.C. In addition to his artistic practice, Gilliam taught at Carnegie Mellon University, the Maryland Institute College of Art, and the University of Maryland. On June 25, 2022, Gilliam passed away in Washington, D.C., and as of April 6, 2023, his estate is represented by Pace Gallery in New York and David Kordansky Gallery in Los Angeles.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Sam Gilliam have a record price compound annual growth rate ("CAGR") of 28.3% from December 14, 1996 to September 30, 2022. This calculation is based on (i) a record price of $2,900 on December 14, 1996, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,800,000, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Sam Gilliam is 29.4%, which is based on 6 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Sam Gilliam was September 21, 2003 and ending on the last date a repeat sale occurred for such artist, which in the case of Sam Gilliam was September 28, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

4. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

5. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: canvas paintings created 1967 to 1973 that measure 50 inches by 50 inches to 160 inches by 160 inches and that to the best of our ability to determine, are executed on beveled-edge support, either front or verso facing. The comparative set includes only sales of paintings where the presence of a front or reverse beveled-edge support can be discerned or was implied as most probable either through online photographs or via online research. The comparative set includes two paintings acquired by Masterworks 080, LLC, at Sotheby's, New York Contemporary Art Evening Sale held on November 18, 2021, for $1,850,000 and Masterworks 148, LLC, at Bonhams, New York Post-War and Contemporary Art sale, held on November 16, 2022, for $731,175. Where the auction house's buyer's premium was unavailable, due to incomplete data, the following buyer's premiums were applied: 10% was applied to "In Structure Of" (1973), which sold on March 3, 2017 at Weschler's in Washington D.C., and "Misty" (1969), which sold on September 19, 2014 at Weschler's in Washington D.C. [Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions.] The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 36.1% CAGR implied from selected sales occurring from September 21, 2003 to November 16, 2022.